

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4546

June 2, 2010

By U.S. Mail and facsimile 312-279-1710

Michael Berman
Executive Vice President and Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza
Chicago, IL 60606

Re: Equity Lifestyle Properties, Inc. ("the company")
        File No.: 001-11718

Dear Mr. Berman:

        In your letter dated May 26, 2010, you requested that the staff not object if the company does not restate its financial statements in its 2009 Form 10-K to reformat its Statements of Operations to comply with Rule 5-03 of Regulation S-X. The company will use the revised format for the Statements of Operations set forth in your letter in all future filings.

        The staff does not object to the company's request. The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

                        Sincerely,

                        Louise M. Dorsey
                        Associate Chief Accountant